UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated May 11, 2015: Ocean Rig UDW Inc. Reports Financial and Operating Results for the First Quarter 2015

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: May 12, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER 2015

May 11, 2015, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

➢

For the first quarter of 2015, the Company reported a net income of $41.1 million, or $0.31 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA(1) of $219.0 million for the first quarter of 2015, as compared to $172.2 million for the first quarter of 2014.

Recent Highlights

-

On May 6, 2015, the Company’s Board of Directors declared the fifth consecutive quarterly cash dividend with respect to the quarter ended March 31, 2015, of $0.19 per common share, to its shareholders of record as of May 22, 2015 and payable on or about June 2, 2015.

-

On April 28, 2015, the Ocean Rig Apollo, which was delivered to the Company on March 5, 2015, successfully completed acceptance testing and commenced operations under the three year contract with Total EP Congo.

-

On April 27, 2015, the Company has reached an agreement to postpone the delivery of the Ocean Rig Crete and Ocean Rig Amorgos to the first quarter of 2018 and 2019, respectively. As part of the agreement, certain portion of the pre-delivery payments were also deferred and the total project costs for the construction of each drillship have increased by $15 million.

-

On March 16, 2015, the Company entered into a one-well drilling contract with an independent oil trading company for the Ocean Rig Olympia for drilling offshore West Africa. The new contract has an estimated backlog of $13.3 million and expected duration of 45 days.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are very pleased to deliver another quarter of excellent operational performance. During the first quarter of 2015, we achieved a record utilization of 99%. In addition, we see that our cost reduction initiatives are starting to bear fruit, which is a trend we expect to continue for the rest of the year. This is the result of operating modern assets with a robust management system focused on performance and efficiency.

“In early March we took delivery of the Ocean Rig Apollo, a 7th generation UDW-capable drillship, and our team completed the mobilization and acceptance testing in a record time of only 54 days. In connection with the delivery of the Ocean Rig Apollo we drew down $462 million from the previously arranged bank facility which comes at very attractive terms to the Company.

“We continue to diligently manage our CAPEX program by deferring instalments and pushing out construction as evidenced by the new delivery dates of the Ocean Rig Crete and Ocean Rig Amorgos in 2018 and 2019, respectively. This agreement significantly reduces our CAPEX obligations for the next two years through the market downturn and we are now left with only one un-contracted newbuilding drillship for delivery in 2016, for which we are in ongoing discussions to postpone its delivery if no contract opportunities materialize in the near-term.

“The market remains challenging with limited visibility of new contracts and is likely to remain through the near term. However, a number of data points make us feel more optimistic about the mid-term prospects of the floater market. In particular, we believe that the significant increase in scrapping and stacking of older units will lead to a sharp reduction of the available floater fleet.  At the same time, while oil companies have sharply reduced their E&P spending for now, they are not cancelling projects but rather postponing their decisions. As the oil price stabilizes, project costs continue to decline and oil companies focus on reserve replacement and maintaining production, drilling activity will pick up and preference will be given to new assets.

“Ocean Rig is in a unique position with its modern high specification fleet, a solid backlog of almost $4.7 billion, no immediate debt maturities and about $500 million of free cash on its balance sheet, to withstand a prolonged market downturn. We continue to look for ways to increase shareholder value and as a result, our Board of Directors declared the fifth consecutive quarterly cash dividend of $0.19 per share to our shareholders, for the first quarter of 2015.”

Financial Review: 2015 First Quarter

The Company recorded net income of $41.1 million, or $0.31 basic and diluted earnings per share, for the three-month period ended March 31, 2015, as compared to a net loss of $1.5 million, or $0.01 basic and diluted loss per share, for the three-month period ended March 31, 2014. Adjusted EBITDA(1) was $219.0 million for the first quarter of 2015, as compared to $172.2 million for the same period in 2014.

Revenues from drilling contracts increased by $41.3 million to $402.1 million for the three-month period ended March 31, 2015, as compared to $360.8 million for the same period in 2014.

Drilling rigs and drillships’ operating expenses increased to $152.9 million and total depreciation and amortization increased to $88.4 million for the three-month period ended March 31, 2015, from $151.5 million and $76.7 million, respectively, for the three-month period ended March 31, 2014. Total general and administrative expenses decreased to $28.0 million in the first quarter of 2015 from $35.4 million during the same period in 2014.

Interest and finance costs, net of interest income, amounted to $61.7 million for the three-month period ended March 31, 2015, compared to $86.1 million for the three-month period ended March 31, 2014.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

Fleet List

The table below describes our fleet profile as of May 4, 2015:

   Total backlog as of May 4, 2015 amounted to $4.7 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q1 – 16	Operating Area Norwegian Continental Shelf
Eirik Raude	2002	Q4 – 15	Falkland Islands
Ocean Rig Corcovado	2011	Q2 – 18	Brazil
Ocean Rig Olympia	2011	Q2 – 16(1)(2)	Angola
Ocean Rig Poseidon	2011	Q2 – 17(2)	Angola
Ocean Rig Mykonos	2011	Q1 – 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Angola
Ocean Rig Apollo	2015	Q2 – 18	West Africa
Newbuildings
Ocean Rig Santorini	Q2 2016	N/A	N/A
Ocean Rig Crete	Q1 2018	N/A	N/A
Ocean Rig Amorgos	Q1 2019	N/A	N/A

(1) Total E&P Angola has redelivered the Ocean Rig Olympia on completion of its well on March 9, 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution.

(2) Subject to the confirmation by national authorities and the entering of definitive documentation of the previously announced Omnibus Agreement which we expect to occur before the end of the second quarter of 2015.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2014	2015

REVENUES:
Revenues from drilling contracts	$360,764	$402,083

EXPENSES:
Drilling rigs and drillships operating expenses	151,515	152,927
Depreciation and amortization	76,696	88,360
General and administrative expenses	35,425	28,001
Other, net	1,605	-

Operating income	95,523	132,795

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(86,095)	(61,690)
Loss on interest rate swaps	(2,195)	(8,191)
Other, net	18	(2,183)
Income taxes	(8,791)	(19,590)
Total other expenses, net	(97,063)	(91,654)

Net income/(loss) attributable to Ocean Rig UDW Inc.	$(1,540)	$41,141

Net income/(loss) attributable to Ocean Rig UDW Inc. common stockholders	$(1,540)	$41,011

Earnings/(loss) per common share, basic and diluted	$(0.01)	$0.31
Weighted average number of shares, basic and diluted	131,844,886	131,992,529

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2014	March 31, 2015

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$531,497	$520,597
Other current assets	446,695	592,754
Advances for drillships under construction and related costs	622,507	344,776
Drilling rigs, drillships, machinery and equipment, net	6,207,633	6,893,835
Other non-current assets	233,289	217,439
Total assets	8,041,621	8,569,401

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	4,372,450	4,823,173
Total other liabilities	502,895	561,281
Total stockholders’ equity	3,166,276	3,184,947
Total liabilities and stockholders’ equity	$8,041,621	$8,569,401

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/ (loss) to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2014	2015
Net income/(loss)	$(1,540)	$41,141

Add: Net interest expense	86,095	61,690
Add: Depreciation and amortization	76,696	88,360
Add: Income taxes	8,791	19,590
Add: Loss on interest rate swaps	2,195	8,191
Adjusted EBITDA	$172,237	$218,972

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the first quarter of 2015, the unit achieved utilization of 100%.

Eirik Raude

The Eirik Raude completed the mobilization and acceptance testing in 51 days and commenced a minimum six well contract with Premier Oil in the Falkland Islands. During the first quarter of 2015, the unit achieved utilization of 100%.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2014	Three months ended March 31, 2015
(Dollars in thousands)
Total assets…………………………………	$ 1,254,454	$1,234,719
Total debt, net of financing fees………..	(788,224)	(789,187)
Shareholders equity………………………	(384,938)	(344,445)
Total cash and cash equivalents……….…	$ 23,635	$23,442

	Three months ended March 31, 2014	Three months ended March 31, 2015
(Dollars in thousands)
Total revenue………………………………	$ 107,226	$82,546
EBITDA..……………………….…………	$ 65,953	$46,225

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three months ended March 31,
	2014	2015
Net Income	$35,662	$4,651
Add: Net interest expense	8,860	14,058
Add: Depreciation and amortization	21,142	23,721
Add: Income taxes	289	3,795
EBITDA	$65,953	$46,225

  Conference Call and Webcast: May 12, 2015

As announced, the Company’s management team will host a conference call, on Tuesday, May 12, 2015 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."

A replay of the conference call will be available until May 19, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

 Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

 About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2016, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York) Tel. 212-661-7566

E-mail: oceanrig@capitallink.com